AMENDMENT TO

RESTATED INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE INTERNATIONAL FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Restated Investment Management Agreement (the “Agreement”) is made as of the 1st day of September, 2020, by and between T. ROWE PRICE INTERNATIONAL FUNDS, INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price International Stock Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”). Any terms used in this Amendment are defined as defined in the Agreement unless otherwise defined herein.

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into the Agreement dated as of December 31, 2010;

 WHEREAS, the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, has approved, effective September 1, 2020, to the reorganization of the T. Rowe Price Institutional International Core Equity Fund (the “Institutional Fund”) into the Fund (the “Reorganization”);

 WHEREAS, the Fund’s Board of Directors has approved the issuance of a class of shares of the Fund called the T. Rowe Price International Stock Fund—I Class (the “I Class”);

 WHEREAS, the Fund’s Board of Directors and the Institutional Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Institutional Fund, have determined that, as a result of the Reorganization, it is in the best interest of the Fund, the Institutional Fund and their shareholders to limit the Manager’s management fees to the current management fee rate of the Institutional Fund, which is at the annual rate of 0.70% of average daily net assets; and to limit the I Class’ total expense ratio to the current total expense ratio limit of the Institutional Fund, which is currently 0.75% of average daily net assets;

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3.B. of the Agreement is amended to read as follows:

  3. B. Fund Fee. The monthly Fund Fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee

Rate of 0.35% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Corporation’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

 The Manager agrees to permanently waive a portion of its Fee to the extent the Fee exceeds 0.70% of the average daily net assets of the Fund.

2.  Paragraph 3.D. is added to the Agreement with the following language:

 Expense Limitation. The Manager hereby agrees to limit the aggregate expenses of every character incurred by the I Class, including but not limited to Fees of the Manager computed as hereinabove set forth, but excluding interest, taxes, brokerage, and other expenditures which are capitalized in accordance with generally accepted accounting principles and extraordinary expenses (“I Class Manager Limitation”). Under the I Class Manager Limitation, the Manager agrees that through February 28, 2022, such expenses shall not exceed 0.75% of the average daily net assets of the I Class (“I Class 0.75% Expense Limitation”). To determine the Manager’s liability for the I Class’ expenses over the I Class 0.75% Expense Limitation, the amount of allowable year-to-date expenses shall be computed daily by prorating the I Class 0.75% Expense Limitation based on the number of days elapsed within the fiscal year of the I Class, or limitation period, if shorter (“I Class Pro-Rated Limitation”). The I Class Pro-Rated Limitation shall be compared to the expenses of the I Class recorded through the prior day in order to produce the allowable expenses to be recorded for the current day (“I Class Allowable Expenses”). If the Fee and the I Class’ other expenses for the current day exceed the I Class Allowable Expenses, the Fee for the current day shall be reduced by such excess (“I Class Unaccrued Fees”). In the event the excess exceeds the amount due as the Fee, the Manager shall be responsible to the I Class for the additional excess (“I Class Other Expenses Exceeding Limit”). If at any time up through and including February 28, 2022, the Fee and the I Class’ other expenses for the current day are less than the I Class Allowable Expenses, the differential shall be due to the Manager as payment of cumulative I Class Unaccrued Fees (if any) or as payment for cumulative I Class Other Expenses Exceeding Limit (if any). If cumulative I Class Unaccrued Fees or cumulative I Class Other Expenses Exceeding Limit remain at February 28, 2022, these amounts shall be paid to the Manager in the future provided that: (1) no such payment shall be made to the Manager more than two years after the occurrence of any I Class Unaccrued Fees or I Class Other Expenses Exceeding Limit; and (2) such payment shall only be made to the extent that it does not result in the I Class’ aggregate expenses exceeding an expense limit of 0.75% of average daily net assets. The Manager may voluntarily agree to an additional expense limitation (any such additional expense limitation hereinafter referred to as an “I Class Additional Expense Limitation”), at the same or a different level and for the same or a different period of time beyond February 28, 2022 (any such additional period being hereinafter referred to an as “I Class Additional Period”) provided, however, that: (1) the calculations and methods of payment shall be as described above; (2) no payment for cumulative I Class Unaccrued Fees or cumulative I Class Other Expenses Exceeding Limit shall be made to the Manager more than two years after the occurrence of any I Class Unaccrued Fees or I Class Other Expenses Exceeding Limit; and (3) payment for cumulative I Class Unaccrued Fees or cumulative I Class Other Expenses Exceeding Limit after the expiration of the I Class Additional Period shall only be made to the extent it does not result in the I Class’ aggregate expenses exceeding the I Class Additional Expense Limitation to which the unpaid amounts relate.

 3. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE INTERNATIONAL FUNDS, INC.
/s/Shannon Hofher Rauser _____________________________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/David Oestreicher By:___________________________________________________ David Oestreicher, Executive Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn L. Reilly _____________________________________________________ Kathryn L. Reilly, Assistant Secretary	/s/Fran M. Pollack-Matz By:___________________________________________________ Fran M. Pollack-Matz, Vice President